UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SINO ASSURANCE INC.

_____________________________________________________

(Name of Issuer)

Common Stock, par value $0.001

_____________________________________________________

(Title of Class of Securities)

25388V209

__________________________________________

(CUSIP Number)

Zhiqun Li

Room 1101, 11/F

Shanghai Industrial Investment Bldg

48-62 Hennessy Road

Wanchai, Hong Kong

852–3104-9012

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 17, 2008

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25388V209

1. Names of Reporting Person: Zhiqun Li
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: China
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 11,000,000
8. Shared Voting Power: none
9. Sole Dispositive Power: 11,000,000
10. Shared Dispositive Power: none
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 11,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 18.33%(1)
14. Type of Reporting Person (See Instructions): IN

(1)

Based on 60,000,000 shares of common stock issued and outstanding as of October 17, 2008.

ITEM 1.

SECURITY AND ISSUER.

This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.001, (the "Common Stock") of Sino Assurance Inc. (the “Issuer”), a Delaware corporation, whose principal executive office is located at Room 1101, 11/F, Shanghai Industrial Investment Bldg, 48-62 Hennessy Road, Wanchai, Hong Kong.

ITEM 2.

IDENTITY AND BACKGROUND.

The individual filing this statement is Zhiqun Li (the “Reporting Person”).  Mr. Li’s principal office address is Room 1101, 11/F, Shanghai Industrial Investment Bldg, 48-62 Hennessy Road, Wanchai, Hong Kong.  Mr. Li is a director of the Issuer.  During the last five years, Mr. Li has not been convicted in any criminal proceeding.  During the last five years Mr. Li has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2008, on September 23, 2008, the Issuer, entered into a Share Exchange Agreement (the “Exchange Agreement”) with Linking Target Limited, (“LTL”), a corporation incorporated under the laws of the British Virgin Islands, and the shareholder of LTL (the “Shareholder”).  Pursuant to the terms of the Exchange Agreement, the Shareholder agreed to transfer all of the issued and outstanding shares of common stock in LTL to the Issuer in exchange for the issuance of 48,399,997 shares of the Issuer’s common stock to the Shareholder, thereby causing LTL to become a wholly-owned subsidiary of the Issuer (the “Share Exchange Transaction”). The 48,399,997 shares of the Issuer’s common stock were issued to the Shareholder and then 11,000,000 of such shares were subsequently transferred to the Reporting Person on October 17, 2008.

The foregoing summary of the Share Exchange Transaction and the Share Exchange Agreement is qualified in its entirety by reference to the copy of the Share Exchange Agreement filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the SEC on September 26, 2008, each of which are incorporated herein in their entirety by reference.

ITEM 4.

PURPOSE OF TRANSACTION.

The securities of the Issuer were acquired by the Reporting Person in connection with the Share Exchange Transaction.  See Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Person may acquire additional shares of common stock of the Issuer in the future. Except as set forth in this Schedule, the Reporting Person does not have any other present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.  However, the Reporting Person may, from time to time, review or reconsider his position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the close of the business day on October 17, 2008, the Reporting Person may be deemed to beneficially own 11,000,000 shares of Common Stock, representing  approximately  18.33% of the  Issuer's  outstanding  shares of Common Stock (based upon 60,000,000  shares issued and outstanding as of October 17, 2008).

(b)

The Reporting Person has the sole right to vote and dispose of 11,000,000 shares of Common Stock owned by the Reporting Person.

(c)

Not Applicable.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e)

Not Applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided in Item 4 is hereby incorporated by reference.  To the best of the Reporting Person’s knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

(1)

Share Exchange Agreement, dated as of September 23, 2008 by and between Digital Network Alliance International, Inc., Linking Target Limited, and the shareholder of Linking Target Limited (filed as exhibit 2.2 to the Issuer’s Form 8-K filed with the SEC on September  26, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Zhiqun Li

     Date: February 16, 2009